================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 11-K
(Mark one)

[_]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 (FEE REQUIRED)

                                      or

[x]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                   EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

       For the transition period from July 1, 1996 to December 31, 1996

                        Commission file number:  0-18121

                               MAF BANCORP, INC.
               (Exact Name of Issuer as Specified in its Charter)

       Delaware                                           33-3664868
(State of Incorporation)                       (IRS Employer Identification No.)

                        MID AMERICA FEDERAL SAVINGS BANK
                         EMPLOYEES' PROFIT SHARING PLAN
                           (Full title of the plan )

                               MAF BANCORP, INC.
                                 55th & Holmes
                           Clarendon Hills, IL  60514
             (Name of issuer of the securities held pursuant to the
            plan and the address of its principal executive officer)

Allen H. Koranda
Chairman of the Board and
  Chief Executive Officer
MAF Bancorp, Inc.
55th Street & Holmes Avenue
Clarendon Hills, Illinois  60514
(630) 325-7300
(Name, Address and Telephone Number of Agent for Service)

================================================================================

                              REQUIRED INFORMATION


     Item 4. The Mid America Federal Savings Bank Employees' Profit Sharing Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

     Financial Statements. Listed below are all financial statements and schedules filed as a part of the annual report:

     (a) Audited Statements of Net Assets Available for Plan Benefits as of December 31, 1996 and June 30, 1996, and the related Statements of Changes in Net Assets Available for Plan Benefits for the six months ended December 31, 1996, and the years ended June 30, 1996 and 1995.

     (b) Audited Statements of Net Assets Available for Plan Benefits as of December 31, 1996 and June 30, 1996, and the related Statements of Changes in Net Assets Available for Plan Benefits for the six months ended December 31, 1996, and the years ended June 30, 1996 and 1995 are hereby incorporated by reference to the Registration Statement on Form S-8 filed by the Mid America Federal Savings Bank Employees' Profit Sharing Plan (Registration No. 33-40932) with the Securities Exchange Commission on May 30, 1991.

Exhibits

No. 23 - Auditors' consent

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  June 27, 1997                   Mid America Federal Savings Bank
                                       Employees' Profit Sharing Plan


                                       By:    /s/  Michael J. Janssen
                                            ---------------------------
                                              Trustee

                       FINANCIAL STATEMENTS AND SCHEDULES

                        MID AMERICA FEDERAL SAVINGS BANK
                         EMPLOYEES' PROFIT SHARING PLAN

                                     INDEX
                                     -----

                                                                            Page
                                                                            ----

Independent Auditors' Report                                                   6

Statements of Net Assets Available for Plan
  Benefits at December 31, 1996 and June 30, 1996                              7

Statements of Changes in Net Assets Available for Plan Benefits
  for the six months ended December 31, 1996 and the years ended
  June 30, 1996 and 1995                                                       8

Notes to Financial Statements                                                  9

Schedule 1 - Schedule of Assets Held for Investment
  Purposes at December 31, 1996                                               16

Schedule 2 - Schedule of Reportable (5%) Transactions for the
  six months ended December 31, 1996                                          17

                          INDEPENDENT AUDITORS' REPORT



The Trustees
Mid America Federal Savings Bank
 Employees' Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Mid America Federal Savings Bank Employees' Profit Sharing Plan as of December 31, 1996 and June 30, 1996, and the related statements of changes in net assets available for plan benefits for the six months ended December 31, 1996 and each of the years in the two-year period ended June 30, 1996. These financial statements are the responsibility of the Plan's trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's trustees as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Mid America Federal Savings Bank Employees' Profit Sharing Plan as of December 31, 1996 and June 30, 1996 and the changes in net assets available for plan benefits for the six months ended December 31, 1996 and each of the years in the two-year period ended June 30, 1996 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information presented in the Schedules is presented for purposes of additional analysis and is not a part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Securities Act of 1974. The fund information in the statement of allocation of net assets available for plan benefits and the statement of allocation of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          /s/ KPMG Peat Marwick LLP

June 13, 1997

                        MID AMERICA FEDERAL SAVINGS BANK
                         EMPLOYEES' PROFIT SHARING PLAN

              Statements of Net Assets Available for Plan Benefits



                                           December 31,   June 30,
Assets:                                       1996          1996
                                          -------------  ----------
 Investments, at fair value:
   Money market deposit accounts           $   559,882      34,354
   Certificates of deposit                   2,985,617   1,765,682
   Mutual funds                              2,457,139   1,678,678
   Other common stock                          767,606     839,001
   MAF Bancorp, Inc. common stock            8,110,976   5,375,317
                                           -----------  ----------
                                            14,881,220   9,693,032

 Employer's contribution receivable             65,770     360,000
 Cash and other assets                          75,960      44,913
                                           -----------  ----------
                                            15,022,950  10,097,945
                                           -----------  ----------

Liabilities - accounts payable                       -       3,000
                                           -----------  ----------
 Net assets available for plan benefits    $15,022,950  10,094,945
                                           ===========  ==========


See accompanying notes to financial statements.

                        MID AMERICA FEDERAL SAVINGS BANK
                         EMPLOYEES' PROFIT SHARING PLAN

        Statements of Changes in Net Assets Available for Plan Benefits


                                        Six Months Ended   Year Ended June 30,
                                           December 31,  ----------------------
                                              1996          1996        1995
                                          -------------  ----------  ----------
Additions to net assets attributed to:
  Interest income                           $   106,438     122,337    138,569
  Dividend income                               200,899     192,562    115,637
  Other income                                    3,986       1,658      4,823
                                            -----------  ----------  ---------
                                                311,323     316,557    259,029

Gain (loss) on sale of investments:
  Mutual funds                                    2,882       7,539      4,521
  Other common stock                            106,965      18,492          -
  MAF Bancorp, Inc. common stock                 37,287      11,945     (1,065)
                                            -----------  ----------  ---------
                                                147,134      37,976      3,456

Unrealized appreciation in fair value
  of investments:
    Mutual funds                                 53,351     133,736    150,154
    Other common stock                           66,196      65,550          -
    MAF Bancorp, Inc. common stock            2,392,457     699,340    100,326
                                            -----------  ----------  ---------
                                              2,512,004     898,626    250,480

Contributions:
  Employer                                       65,770     360,000    450,000
  Employee                                      421,580     603,454    571,002
                                            -----------  ----------  ---------
                                                487,350     963,454  1,021,002

Transfer of assets from merged plan           2,349,219           -          -
                                            -----------  ----------  ---------

    Total additions to net assets             5,807,030   2,216,613  1,533,967

Deduction from net assets attributed to
  benefits paid to participants                 879,025     377,739    473,119
                                            -----------  ----------  ---------

    Increase in net assets available for
      plan benefits                           4,928,005   1,838,874  1,060,848

Net assets available for plan benefits:
  Beginning of year                          10,094,945   8,256,071  7,195,223
                                            -----------  ----------  ---------
  End of year                               $15,022,950  10,094,945  8,256,071
                                            ===========  ==========  =========


See accompanying notes to financial statements.

                        MID AMERICA FEDERAL SAVINGS BANK
                         EMPLOYEES' PROFIT SHARING PLAN

                         Notes to Financial Statements

                   December 31, 1996, June 30, 1996 and 1995


(1)  Description of Plan

     The following description of the Mid America Federal Savings Bank Employees' Profit Sharing Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan with a 401(k) salary deferral option. All employees of Mid America Federal Savings Bank (the "Company") are eligible to participate in the salary deferral portion of the Plan. Employees who have completed one year of service and are age twenty-one or older are eligible to receive employer matching and discretionary contributions under the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan's year end was changed to December 31, 1996, in conjuction with the Company changing its year end to that date.

     Merger

     On May 30, 1996, N.S. Bancorp, Inc. was merged with and into MAF Bancorp, Inc., who is the parent of the Company. Concurrently, Northwestern Savings Bank ("Northwestern") was merged into the Company and became the plan sponsor for the Northwestern 401(k) plan. The Northwestern 401(k) plan was merged into the Plan effective September 25, 1996. All former Northwestern participants who were employees on September 25, 1996 became active participants as of such date. A year of service includes any period or periods previously credited to employees under the Northwestern 401(k) plan. All participant's balances from the merged plan are 100% vested.

     Contributions

     Each year the Plan participants may contribute up to 10% of their annual compensation as a voluntary after-tax contribution. 401(k) plan participants are allowed to defer up to 15% of their pre-tax income as 401(k) contributions. Each year the Company will make matching contributions equal to 35% of the first 4% of salary deferral up to $30,000 annual salary and for salary over $30,000 the match is 25% of the first 2% deferred for 401(k) plan participants who have met the service requirements.

     Participant Accounts

     Each participant's contribution account is credited with the participant's contribution and an allocation of earnings. Each participant's Company contribution account is also credited with an allocation of the Company's contribution and forfeitures of terminated participants' nonvested accounts, subject to federal rules governing employer contributions to qualified plans. Allocation of the Company's contribution and forfeitures of terminated participants' accounts are based on the ratio that each participants's eligible compensation for the Plan year bears to the total eligible compensation of all participants for the Plan year. The benefit to which a participant is entitled is the benefit that can be provided from the participant's accounts.

                        MID AMERICA FEDERAL SAVINGS BANK
                         EMPLOYEES' PROFIT SHARING PLAN

                   Notes to Financial Statements - Continued

                   December 31, 1996, June 30, 1996 and 1995


     Vesting

     Participants are immediately vested in their pre-tax contributions and their voluntary after-tax contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of service. A participant is 100% vested after 7 years of credited service as follows:
     Less than 3 years - 0%; 3 years - 20%; 4 years - 40%; 5 years - 60%; 6 years- 80%; 7 years or more - 100%.

     Payment of Benefits

     On termination of service a participant may elect to leave the funds in the plan until age 70 1/2 or receive either a lump-sum amount equal to the value of their vested account, or annual installments over a period not to exceed ten years.

(2)  Summary of Significant Accounting Policies

     Basis of Presentation

     The accompanying financial statements have been prepared on the accrual basis of accounting.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires mamagement to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Valuation of Investments

     Investments in mutual funds and common stock are stated at fair value as determined by reference to quoted market prices. The money market deposit and certificate of deposit accounts are stated at face value plus accrued interest which has not been transferred from the accounts. Purchases and sales of investments are recorded on a trade-date basis. Realized gains on sales are computed using the specific identification method.

     The change in the difference between fair value and the cost of investments for each year is reflected in the statement of changes in net assets available for plan benefits as unrealized appreciation or depreciation in fair value of investments.

(3)  Income Taxes

     The Internal Revenue Service ("IRS") has determined, in a letter dated March 28, 1996, that the Plan is a qualified plan under Section 401(a) of the Internal Revenue Code and the Trust, forming a part of the Plan, is exempt from Federal income taxes under Section 501(a) of the Internal Revenue Code.

                       MID AMERICA FEDERAL SAVINGS BANK
                        EMPLOYEES' PROFIT SHARING PLAN

                   Notes to Financial Statements - Continued

                   December 31, 1996, June 30, 1996 and 1995


(4)  Administrative Expenses

     The Company absorbs all administrative expenses of the Plan.

(5)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

(6)  Transactions With Parties in Interest

     The following table summarizes the account balances and results of transactions of the Plan with the Company.

                                                      At or for the
                                          -------------------------------------
                                          Six Months Ended  Year Ended June 30,
                                            December 31,  ---------------------
                                               1996         1996        1995
                                            -----------   --------    ---------

     Money market deposit account            $  303,343      30,694     152,580
     Certificates of deposit                  2,985,617   1,765,682   1,801,187
     MAF Bancorp, Inc. common stock           8,110,976   5,375,317   4,472,399
     Interest income from deposits              106,438     122,337     138,569
     Dividend income from MAF
     Bancorp, Inc. stock                         42,974      76,157      57,498
     Contributions to the Plan                   65,770     360,000     450,000
                                             ==========   =========   =========

(7)  Investments

     As of December 31, 1996 and June 30, 1996, the Plan held the following investments which comprised 5% or more of the Plan's net assets, at fair value:

                                          December 31,  June 30,
                                             1996        1996
                                          -----------  ---------

     Variable rate CD                      $2,150,266    954,930
     MAF Bancorp, Inc. common stock         8,110,976  5,375,317
     American Mutual Fund -
     Washington Fund                          859,391    627,354
                                           ==========  =========

(8)  Allocation of Assets Available for Benefits

     The Plan provides that each participant may make contributions to, and investments in, either the MAF Bancorp, Inc. Stock Fund or the other investment options at the option of each participant. The Statements of Allocation of Net Assets Available for Plan Benefits and Statements of Allocation of Changes in Net Assets Available for Plan Benefits for each fund at and for the six months ended December 31, 1996 are summarized on the following pages:

                        MID AMERICA FEDERAL SAVINGS BANK
                         EMPLOYEES' PROFIT SHARING PLAN

              Allocation of Net Assets Available for Plan Benefits

                               December 31, 1996

                                                                       Participant Directed
                              ------------------------------------------------------------------------------------------------------
                                                    American Mutual Funds                                Kemper Mutual Funds
                              ------------------------------------------------------------------  ----------------------------------
                              Washington    Growth Fund  Income Fund    New     Cash Mgmt  Bond   Governmental  Growth  Total Return
                                 Fund       of America   of America   Perspec.    Trust    Fund       Fund       Fund       Fund
                              ----------    -----------  -----------  --------  ---------  -----  ------------  ------  ------------
Assets:

 Investments,
  at fair value                $859,391       669,994      219,427    572,120     2,192    3,223     42,329     49,546     38,917

 Employer's contribution
  receivable                          -             -            -          -         -        -          -          -          -

 Other assets                         -             -            -          -         -        -          -          -          -
                               --------       -------      -------    -------     -----    -----     ------     ------     ------

   Total assets                 859,391       669,994      219,427    572,120     2,192    3,223     42,329     49,546     38,917
                               --------       -------      -------    -------     -----    -----     ------     ------     ------

Liabilities:
 Accounts payable                     -             -            -          -         -        -          -          -          -
                               --------       -------      -------    -------     -----    -----     ------     ------     ------

  Net assets
   available for
   plan benefits               $859,391       669,994      219,427    572,120     2,192    3,223     42,329     49,546     38,917
                               ========       =======      =======    =======     =====    =====     ======     ======     ======



                                                                                                                      (Continued)

                        MID AMERICA FEDERAL SAVINGS BANK
                         EMPLOYEES' PROFIT SHARING PLAN

              Allocation of Net Assets Available for Plan Benefits

                               December 31, 1996

                              Participant Directed                                  Other
                             -----------------------  ------------------------------------------------------------------
                                                                 R. Baird
                                           Variable      MAF      Money   2-1/2                      Other
                             Money Market    Rate      Bancorp    Market   Year   5 Year   10 Year  Common
                               Account        CD        Stock    Account    CD      CD       CD      Stock   Unallocated    Total
                             ------------  ---------  ---------  -------  ------  -------  -------  -------  -----------  ----------
Assets:

  Investments, at fair
   value                       $303,343    2,150,266  8,110,976  256,539  61,529  425,295  348,527  767,606          -    14,881,220

  Employer's contribution
   receivable                         -            -          -        -       -        -        -        -     65,770        65,770

  Other assets                        -            -          -        -       -        -        -        -     75,960        75,960
                               --------    ---------  ---------  -------  ------  -------  -------  -------    -------    ----------

      Total assets              303,343    2,150,266  8,110,976  256,539  61,529  425,295  348,527  767,606    141,730    15,022,950
                               --------    ---------  ---------  -------  ------  -------  -------  -------    -------    ----------

Liabilities:
  Accounts payable                    -            -          -        -       -        -        -        -          -             -
                               --------    ---------  ---------  -------  ------  -------  -------  -------    -------    ----------

    Net assets
     available for
     plan benefits             $303,343    2,150,266  8,110,976  256,539  61,529  425,295  348,527  767,606    141,730    15,022,950
                               ========    =========  =========  =======  ======  =======  =======  =======    =======    ==========

                        MID AMERICA FEDERAL SAVINGS BANK
                         EMPLOYEES' PROFIT SHARING PLAN

        Allocation of Changes in Net Assets Available for Plan Benefits

                   For the Six Months Ended December 31, 1996

                                                                     Participant Directed
                             ------------------------------------------------------------------------------------------------------
                                                American Mutual Funds                           Kemper Mutual Funds
                             -----------------------------------------------------------  ------------------------------
                                           Growth    Income
                                            Fund      Fund                 Cash                                   Total      Money
                              Washington     of        of         New      Mgmt    Bond   Governmental  Growth    Return     Market
                                Fund       America  America     Perspec.   Trust   Fund       Fund       Fund      Fund     Account
                              ----------   -------  -------     -------    ----    -----  ------------  ------    ------    -------

Additions to net assets
 attributed to:
   Interest income              $      -         -         -         -        -       -              -       -         -     5,944
   Dividend income                49,674    36,404    16,235    26,627      383     118          1,526  12,375     6,260    23,505
   Other income                        -         -         -         -        -       -              -       -         -     1,659
                                --------   -------   -------   -------  -------   -----         ------  ------     -----   -------
                                  49,674    36,404    16,235    26,627      383     118          1,526  12,375     6,260    31,108

Gain (loss) on sale of             2,753       683       310        44        -      (3)             -      10      (915)        -
 investments

Unrealized appreciation
   (depreciation) in fair
   value of investments           33,868    12,385     3,384    14,714        -      63            236  (9,454)   (1,845)        -

Contributions:
   Employer                            -         -         -         -        -       -              -       -         -         -
   Employee                       72,703    63,547    14,430    82,391    1,153     116              -       -         -      (478)
                                --------   -------   -------   -------  -------   -----         ------  ------     -----   -------
                                  72,703    63,547    14,430    82,391    1,153     116              -       -         -      (478)

Transfer of assets from                -         -         -         -        -       -              -       -         -         -
 merged plan                    --------   -------   -------   -------  -------   -----         ------  ------    ------   -------

       Total additions to        158,998   113,019    34,359   123,776    1,536     294          1,762   2,931     3,500    30,630
        net assets

Deduction from assets
 attributed to benefits
 paid to participants             42,050    31,578     4,045     5,535   17,383       -              -     216         -   117,981

Transfers to (from) funds        115,089   188,359       134   156,271   (1,000)    134              -       -   (19,894)  360,000
                                --------   -------   -------   -------  -------   -----         ------  ------    ------   -------

   Increase (decrease) in
    net assets available
    for plan benefits            232,037   269,800    30,448   274,512  (16,847)    428          1,762   2,715   (16,394)  272,649

Net assets available for
 plan benefits:
   Beginning of year             627,354   400,194   188,979   297,608   19,039   2,795         40,567  46,831    55,311    30,694
                                --------   -------   -------   -------  -------   -----         ------  ------    ------   -------
   End of year                  $859,391   669,994   219,427   572,120    2,192   3,223         42,329  49,546    38,917   303,343
                                ========   =======   =======   =======  =======   =====         ======  ======    ======   =======
                                                                                                                         (Continued)

                        MID AMERICA FEDERAL SAVINGS BANK
                         EMPLOYEES' PROFIT SHARING PLAN

        Allocation of Changes in Net Assets Available for Plan Benefits

                   For the Six Months Ended December 31, 1996

                                           Participant
                                            Directed                                      Other
                                          -------------   ----------------------------------------------------------------------
                                                             MAF        R. Baird                                         Other
                                          Variable Rate    Bancorp    Money Market   2-1/2 Year    5 Year    10 Year    Common
                                               CD           Stock       Account          CD          CD        CD        Stock
                                          -------------   ---------   ------------   ----------   -------    -------    --------
Additions to net assets attributed to:
  Interest income                            $   75,895           -              -        1,796    12,311     10,492           -
  Dividend income                                     -       9,200          8,323            -         -          -           -
  Other income                                        -           -              -            -         -          -           -
                                             ----------   ---------        -------       ------   -------    -------    --------
                                                 75,895       9,200          8,323        1,796    12,311     10,492           -

Gain (loss) on sale of investments                    -      37,287              -            -         -          -     106,965

Unrealized appreciation (depreciation)
   in fair value of investments                       -   2,392,457              -            -         -          -      66,196

Contributions:
  Employer                                            -           -              -            -         -          -           -
  Employee                                       91,004     102,057              -            -         -          -           -
                                             ----------   ---------        -------       ------   -------    -------    --------
                                                 91,004     102,057              -            -         -          -           -

Transfer of assets from merged plan                   -           -              -            -         -          -           -
                                             ----------   ---------        -------       ------   -------    -------    --------
       Total additions to net assets            166,899   2,541,001          8,323        1,796    12,311     10,492     173,161

Deduction from assets attributed
   to benefits paid to participants             238,869     221,129              -            -         -          -           -

Transfers to (from) funds                     1,267,306     415,787        244,556            -         -          -    (244,556)
                                             ----------   ---------        -------       ------   -------    -------    --------

   Increase (decrease) in net assets
       available for plan benefits            1,195,336   2,735,659        252,879        1,796    12,311     10,492     (71,395)

Net assets available for plan benefits:
   Beginning of year                            954,930   5,375,317          3,660       59,733   412,984    338,035     839,001
                                             ----------   ---------        -------       ------   -------    -------    --------
   End of year                               $2,150,266   8,110,976        256,539       61,529   425,295    348,527     767,606
                                             ==========   =========        =======       ======   =======    =======    ========

                                                    Other
                                            ----------------------
                                                            Merged
                                            Unallocated     Assets       Total
                                            -----------    -------     ----------
Additions to net assets attributed to:
  Interest income                                     -            -      106,438
  Dividend income                                10,269            -      200,899
  Other income                                    2,327            -        3,986
                                               --------    ---------   ----------
                                                 12,596            -      311,323

Gain (loss) on sale of investments                    -            -      147,134

Unrealized appreciation (depreciation)
   in fair value of investments                       -            -    2,512,004

Contributions:
  Employer                                       65,770            -       65,770
  Employee                                       (5,343)           -      421,580
                                               --------    ---------   ----------
                                                 60,427            -      487,350

Transfer of assets from merged plan                   -    2,349,219    2,349,219
                                               --------    ---------   ----------
       Total additions to net assets             73,023    2,349,219    5,807,030

Deduction from assets attributed
   to benefits paid to participants                   -      200,239      879,025

Transfers to (from) funds                      (333,206)  (2,148,980)           -
                                                -------    ---------    ---------

   Increase (decrease) in net assets
       available for plan benefits             (260,183)           -    4,928,005

Net assets available for plan benefits:
   Beginning of year                            401,913            -   10,094,945
                                               --------    ---------   ----------
   End of year                                  141,730            -   15,022,950
                                               ========    =========   ==========

                                                                      Schedule 1
                                                                      ----------

                        MID AMERICA FEDERAL SAVINGS BANK
                         EMPLOYEES' PROFIT SHARING PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1996



                                          Maturity  Interest                 Current
Identity of Issue                           Date      Rate        Cost        Value
----------------------------------------  --------  ---------  -----------  ---------
Money market deposit accounts:
      Mid America Federal Savings Bank*     N/A        3.50%   $  303,343    303,343
      R. Baird Money Market Account         N/A        4.58       256,539    256,539
                                                               ----------  ---------
                                                               $  559,882    559,882
                                                               ==========  =========
Certificates of deposits:
      Mid America Federal Savings Bank*   12/31/01     6.75    $2,150,266  2,150,266
      Mid America Federal Savings Bank*    1/24/98     5.92        61,529     61,529
      Mid America Federal Savings Bank*   12/02/00     5.87       425,295    425,295
      Mid America Federal Savings Bank*   12/02/05     6.11       348,527    348,527
                                                               ----------  ---------
                                                               $2,985,617  2,985,617
                                                               ==========  =========
Mutual funds:
      Kemper:
          U.S. Government fund              N/A         N/A    $   44,686     42,329
          Growth fund                       N/A         N/A        25,387     49,546
          Total return fund                 N/A         N/A        11,379     38,917
      American:
          Washington fund                   N/A         N/A       662,615    859,391
          Growth Fund of America            N/A         N/A       577,971    669,994
          Income Fund of America            N/A         N/A       194,281    219,427
          New Perspective Fund              N/A         N/A       529,597    572,120
          Cash Management Trust             N/A         N/A         2,192      2,192
          Bond fund                         N/A         N/A         3,106      3,223
                                                               ----------  ---------
                                                               $2,051,214  2,457,139
                                                               ==========  =========

Other common stock                          N/A         N/A    $  635,860    767,606
                                                               ==========  =========
Common stock - MAF Bancorp, Inc.*
          236,817 shares                    N/A         N/A    $1,863,557  8,110,976
                                                               ==========  =========

---------------------------

N/A - Not applicable

* Asterisk denotes an investment in an entity which is a "party-in-interest" as defined by ERISA.


See accompanying independent auditors' report.

                                                                      Schedule 2
                                                                      ----------

                       MID AMERCIA FEDERAL SAVINGS BANK
                        EMPLOYEES' PROFIT SHARING PLAN

              Item 27d - Schedule of Reportable (5%) Transactions

                  For the Six Months Ended December 31, 1996


                                                                                 Market Value
                                      Interest   Purchase  Maturity               at date of
            Description                 Rate      Price     Value       Cost     Transaction   Gain
------------------------------------  ---------  --------  --------  ----------  ------------  ----

Mid America Federal Savings Bank -
 Certificate of Deposit                6.75%        N/A       N/A    $1,224,034    1,224,034    N/A


See accompanying independent auditors' report.